Haynes International, Inc. 1020 West Park Avenue P.O. Box 9013 Kokomo, Indiana 46904-9013

March 13, 2009

VIA EDGAR AND FACSIMILE

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

1 Station Place, N.E.

Mail Stop 7010

Washington, DC 20549

RE:	Haynes International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008 Filed November 24, 2008 Form 10-Q for the Fiscal Quarter Ended December 31, 2008 Filed February 9, 2008
File No. 001-33288

Dear Mr. O’Brien:

On behalf of Haynes International, Inc. (the “Company”), this letter responds to the Staff’s comment letter on the above-referenced filings (the “Form 10-K” and the “Form 10-Q”) provided to Mark Comerford by letter dated March 4, 2009. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff’s comment letter. The Staff’s comments are in bold. The page numbers in this letter refer to the respective pages of the Form 10-K or Form 10-Q.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies and Estimates, page 50

Pension and Postretirement Benefits, page 50

1.             We note you have used an expected rate of return on plan assets of 8.5% for the three years ended September 30, 2008, and the quarter ending December 31, 2008.  You recorded an actual loss on plan assets of $23.6 million as of September 30, 2008, and the equity markets have continued to fall.  Given the economic environment please tell us and discuss in future filings the factors you considered in determining your expected rate of return on plan assets.  Also, discuss the expected impact of recent economic events on your pension plans.  For example, discuss the expected impact on future pension expense and funding obligations from a decrease in plan assets.  Expand the discussion of your assumptions to include an analysis of the sensitivity of your expected return assumption on pension expense.

In determining the expected rate of return on plan assets, the Company takes into account the plan’s target allocation of 60% equities and 40% bonds, and the expected rate of return for each broad asset class.  The Company assumes an approximately 3.5% to 4% equity risk premium above the broad bond market yields of 5.50% to 6.00%.  Note that over very long historical periods the realized risk premium has been higher.

The Company believes that its assumption of an 8.50% long-term rate of return on plan assets is comparable to other companies, given the target allocation of the plan assets.

In the short-term, substantial decreases in plan assets will result in higher plan funding contribution levels and higher pension expense.  A decrease of 25 basis points in the expected long-term rate of return on plan assets would result in an increase in annual pension expense of about $260,000.

To the extent that the actual return on plan assets during the year exceeds or falls short of the assumed long-term rate of return, an asset gain or loss is created.  Technically there is no expected long-term rate of return assumption in a Pension Protection Act (PPA) funding valuation, but actual asset returns above or below the effective interest rate will still create amounts of surplus or deficit.  Under the PPA rules, amounts of surplus or deficit created by asset and other actuarial gains and losses are generally amortized over a 7-year period.  For example, each $1 million in asset loss created by unfavorable investment performance results in seven annual payments (contributions) of approximately $180,000, depending upon the precise effective interest rate in the valuation, and the timing of the contribution.

In future filings, the Company will expand its disclosures to incorporate the inclusion of the above information.

 Item 13.  Certain Relationships and Related Transactions, page 95

2.             Please tell us, and in future filings disclose, the information required by Item 404(b) of Regulation S-K.  Refer to Question 130.06 of the Regulations S-K Compliance & Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In future filings, the Company will disclose its policies and procedures for the review, approval, or ratification of any related party transaction required to be reported under Item 404(a) of Regulation S-K.  Specifically, the Company will disclose that its policy is to require that all conflict of interest transactions between the Company and any of its directors, officers or 10% beneficial owners (collectively, “Insiders”) and all transactions where any Insider has a direct or indirect financial interest, including related party transactions required to be reported under Item 404(a) of Regulation S-K, must be reviewed and approved or ratified by the Board of Directors.  The material terms of any such transaction, including the nature and extent of the Insider’s interest therein, must be disclosed to the Board of Directors.  The Board will then review the terms of the proposed transaction to determine whether the terms of the proposed transaction are fair to the Company and are no less favorable to the Company than those that would be available from an independent third party.  Following the Board’s review and discussion, the proposed transaction will be approved or ratified only if it receives the affirmative votes of a majority of the directors who have no direct or indirect financial interest in the proposed transaction, even though the disinterested directors represent less than a quorum. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Critical Accounting Policies and Estimates, page 22

Impairment of Long-lived Assets, Goodwill and Other Intangible Assets, page 23

3.             We note you tested goodwill and trademarks for impairment during the quarter ended December 31, 2008, in part due to the economic environment and volatility in your stock price.  Although you concluded your intangible assets were not impaired because fair value exceeded the carrying values, we note that as of December 31, 2008, market cap exceeded equity due to the decline of your share price.  In light of this, additional disclosure is required for an investor to reasonably assess the potential for an impairment charge.  In future filings please revise your disclosure to address the following:

•      Disclose the material assumptions used under your valuation method for each of your reporting units and intangible assets.

•      For any reporting unit or intangible asset where the estimated fair value does not significantly exceed the carrying value, please disclose the amount of headroom.

•      Provide an analysis of the sensitivity of significant assumptions to the estimated fair value of your reporting units, including any material uncertainties that could result in a material change to your disclosed assumptions.

•      Disclose the factors that materially impact your estimation of the fair value of your reporting units, including any material uncertainties that could result in a material change to your disclosed assumptions.

•      If applicable, discuss how the assumptions and methodologies used for valuing goodwill and intangible assets in the current period have changed since the prior year, highlighting the impact of any changes.

Refer to Section 501.14 of the Financial Reporting Codification for Guidance.

In future filings, the Company will expand its disclosures to incorporate the inclusion of information as requested.

Item 4.  Controls and Procedures, page 26

4.             We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures were effective as of December 31, 2008 in providing reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.”  This description appears to be based on the definition of controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As described, however, the evaluation does not fully conform to the definition in those rules.  Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

The Company confirms to you that its quarterly review of disclosure controls and procedures does evaluate and determine that the disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Future filings will be revised accordingly.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions with respect to this response may be directed to me at 765-456-6129.

Best regards,

/s/ Marcel Martin
Marcel Martin, Vice President - Chief
Financial Officer

cc:	Tracey McKoy, SEC Staff Accountant